December 1, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended June 30, 2006
File No. 1-9076

Dear Mr. Decker:

We have reviewed the comments and recommendations you provided in your letter dated November 7, 2006. We appreciate your comments and as requested will reflect in our future filings the changes outlined herein, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, we are hand delivering to you three copies of this letter including all enclosures, and at your request, we are also filing this document via EDGAR.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management’s Discussion and Analysis

Results of Operations

2005 Compared to 2004, page 21

2.	Please expand your disclosures related to the unfavorable inventory adjustment recorded during 2005 in the home and hardware tool storage business. Your additional disclosures should include the following:

•	The amount of the adjustment;

•	The inventory method used to determine the cost of these inventories;

•	The specific facts and circumstances that led you to determine the adjustment was required; and

•	Whether it is reasonably possible further inventory adjustments will be made to this inventory or other inventory. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K

Response:

In the fourth quarter of 2005, as a part of our LIFO inventory review, we determined that a $7.9 million steel purchase price variance in the Home and Hardware tool storage business had been improperly capitalized over the course of 2004. Since the amount of the purchase price variance, which should have been expensed in 2004, was not qualitatively or quantitatively material to applicable quarterly or full year net income, earnings per share or financial position in the context of SAB 99 for either 2004 or 2005, we expensed the amount when it was identified in the fourth quarter of 2005 and disclosed it in MD&A. The impact on 2004 and 2005 net income was less than 1%. We reviewed our methodologies and control processes in this area, made appropriate changes and believe that no further inventory adjustments will be required.

In future filings, our expanded disclosure in MD&A will include:

The unfavorable inventory adjustment was a $7.9 million steel purchase price variance for LIFO inventory in the tool storage business, which occurred in 2004. It was identified and recorded in 2005.

Note 1. Significant Accounting Policies

3.	Inventories, page 44

You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use more than one method for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to a specific method not being allowed in certain countries. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use in the US, and tell us separately for each country why you do not use the same method for your inventories in that country. If you are permitted to use the method used in the US for that country, please tell us why your selective use of different methods for similar types of inventories is appropriate.

Response:

The FIFO inventory method is our principal inventory method. Inventories accounted for using the FIFO, LIFO and average cost inventory methods comprised 90%, 9% and 1%, respectively, of total inventories at September 30, 2006. The use of other methods is as follows:

In our Home and Hardware segment, we use the LIFO inventory method in those businesses in which metals inventories comprise a significant portion of our inventories. When these businesses were acquired in 1970 and 1988, we evaluated whether or not to continue using the LIFO inventory method used by the sellers. As a part of this assessment, we considered the negative tax impact of converting to the FIFO inventory method and the nature of the inventories. As a result, we determined that the LIFO inventory method continued to be appropriate and that LIFO most clearly reflects periodic income due to the price changes that can affect those inventories.

At December 31, 2005, approximately $291 million of Spirits & Wine inventory was recorded using the average cost inventory method. In January 2006, we conformed our Spirits & Wine inventory accounting policies upon completion of the legal transfer of a majority of acquired Spirits and Wine assets. All Spirits and Wine inventories are now accounted for using the FIFO inventory method. The impact of the accounting change was immaterial.

A minor amount of similar inventory is accounted for utilizing both FIFO and average cost. The impact on our statement of income and balance sheet between accounting for the inventories using the average cost method versus the FIFO inventory method is inconsequential.

4.	Advertising Costs, page 46

You disclose that advertising costs, which amounted to $471.1 million for 2005, $430.6 million for 2004, and $395.7 million for 2003 are principally expensed as incurred. Advertising costs include media costs, point of sale materials, cooperative advertising and product endorsements. Your disclosure under the customer program costs heading also indicates that you recorded cooperative advertising programs in net sales. Please clarify your disclosure to state whether the advertising cost amounts disclosed reflect only those advertising costs recorded as an expense in your advertising, selling, general and administrative expenses line item, or whether these amounts also include advertising costs which are reflected in net sales. If the amounts disclosed also include amounts reflected as a reduction of sales, please also separately disclose for each period presented the portion that is recorded as an expense in the advertising, selling general and administrative line item.

Response:

In accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products),” our advertising costs include certain advertising costs recorded as a reduction to net sales and certain advertising costs recorded as expenses in advertising, selling, general and administrative costs. At December 31, 2005, the advertising cost amounts that we disclosed reflected both those advertising costs recorded as a reduction to net sales and as expenses in advertising, selling, general and administrative costs. In future 10-K filings, we will separately disclose the amounts recorded in each line item, in the manner shown below:

Advertising costs recorded as a reduction to net sales, primarily cooperative advertising, were $53.5 million, $44.5 million and $43.4 million for 2005, 2004 and 2003, respectively. Advertising costs recorded in advertising, selling, general and administrative expenses were $417.6 million, $386.1 million and $352.3 million for 2005, 2004 and 2003, respectively.

Note 17. Information on Business Segments, page 69

5.	You state that you are organized into business segments based on the products and markets served. Given the range of products included in the home and hardware segment, it is not clear how you determined your reportable segments. Please explain to us how you arrived at three reportable segments. Your explanation should first address how you determined your operating segments in accordance with paragraph 10 of SFAS 131. If applicable, please discuss how you determined it was appropriate to aggregate operating segments into your three reportable segments in accordance with paragraph 17 of SFAS 131.

Response:

Fortune Brands is organized into three operating and reportable segments, based on products and markets they serve – Home & Hardware, Spirits & Wine, and Golf. Since becoming Fortune Brands, Inc. (the “Company”) in 1997, the Company has focused itself on these leading, high return consumer branded products. (Prior to the 2005 spin-off of its Office Products segment, the Company also focused on that segment.) Our Home & Hardware segment’s products include kitchen and bathroom faucets and accessories; kitchen and bath cabinets; residential entry door and patio door systems; locks; and tool storage and organization products. Our Home & Hardware segment primarily serves the new construction and repair and remodel markets. It also serves the home security and storage product markets. Our Golf segment’s products include golf balls, golf clubs, golf shoes, gloves and accessories, and the segment serves the golf equipment market. Our Spirits and Wine segment’s products include spirits and wine branded products, and the segment serves the premium and super-premium spirits and wine market.

Determination of operating segments:

We believe that the Home & Hardware, Spirits & Wine, and Golf components (operating segments) of our Company each meet the FAS 131 paragraph 10 definition of an operating segment, as:

a)	Each of the Home & Hardware, Spirits & Wine, and Golf segments of the Company engages in business activities from which it earns revenues and incurs expenses;

b)	Overall Fortune Brands’ strategic and operational decision making by our Chief Operating Decision Maker (“CODM”) regarding assessment of performance and allocation of resources is made at the Home & Hardware, Spirits & Wine, and Golf segments.

c)	Discrete financial information for each of the Home & Hardware, Spirits & Wine, and Golf segments is available.

The CODM

The CODM of Fortune Brands is our Chairman and Chief Executive Officer. In this role, subject to review and input by the Board of Directors (“BOD”), he sets the strategic direction for the Company, establishes annual and long-range financial and operating performance goals for the Company, determines capital spending for the Company for both internal capital spend and acquisitions, and makes decisions regarding key executive staffing and succession planning throughout the Company. He also is the key interface for shareholders and the investment community.

Our CODM assesses the performance and allocates resources of the Company at our Home & Hardware, Spirits & Wine, and Golf segments. Specific areas of interface with the segment Presidents/CEOs (“Segment Managers”) include:

•	Establishment of each segment’s role and responsibility in achieving overall Fortune Brands strategic goals and objectives. Evidence of this is the CODM’s decision to allocate resources to pursue acquisitions in the Home & Hardware segment and the Spirits & Wine segment; to pursue organic growth in our Golf segment due to its breadth of product offering and market share positions; and to pursue a significant restructuring of the cost and asset base of the Office Products segment which was ultimately spun-off to the shareholders in August, 2005.

•	Establishment of each segment’s role in achieving overall Fortune Brands growth. The CODM establishes long-term growth goals for each segment, and subsequently reviews and approves each segment’s financial and operational plans. The specific goals are mid-to-high single-digit sales and operating income growth for Home & Hardware, mid-single-digit sales and operating income growth for Spirits & Wine, and low-to-mid single-digit growth for Golf. No long-term goals are established below the segment level. It is the Segment Manager’s responsibility to manage the components of the segment to achieve the segment’s goals. Regarding the annual financial and operational plans of the segments, the CODM meets individually with each Segment Manager to review and approve key business initiatives, sales and operating income targets, the capital budget, asset returns and cash flow targets of the segment.

•	Review and approval of each Segment Manager’s proposal for his annual and long-term segment incentive target proposal.

The CODM speaks frequently with the Segment Managers regarding industry trends and events of importance to the segment, key competitor initiatives and their potential impact on the segment, and the status of performance against financial and operational objectives. Areas of discussion include each segment’s growth initiatives, brand building, market share initiatives, cost structure improvements and asset returns. Each quarter, the CODM meets face to face with each Segment Manager individually to discuss the segment results for the quarter, outlook for the coming quarter and to receive an update on key segment performance goals and initiatives.

Operating Segment Managers:

As described in paragraph 14 of FAS 131, generally, an operating segment has a Segment Manager who is directly accountable to and maintains regular contact with the CODM to discuss operating activities, financial results, forecast and plans for the segment.

Each of the Home & Hardware, Spirits & Wine, and Golf operating segments has a Segment Manager who fulfills this role. Each of our Segment Managers is responsible for understanding their respective industry and consumer trends, customer needs and requirements, and general industry risks and opportunities. Specific responsibilities are as follows:

Operating activities:

Each Segment Manager is responsible for the overall growth strategy of their segment including relationship/development of new and existing customers, approving overall pricing and discount programs within their groups, coordinating new product development within the segment and assuring proper customer coordination across the segment. The Segment Managers have overall responsibility for all major customer and supply chain vendor relationships. With regard to manufacturing and global supply chain, the Segment Managers are responsible for the implementation of lean manufacturing initiatives, setting annual productivity improvement goals, and overall coordination of global supply chain initiatives. In support of these initiatives, each Segment Manager has the authority to approve capital spending across the segment up to $1,000,000 per project and within the overall capital spending budget established by the CODM for the segment. Additionally, the Segment Manager is responsible for overall staffing within the segment. This includes recruiting, development, and compensation, up to set levels, necessary to attract and retain an infrastructure of people with skills necessary to support strategic plans for the segment.

Financial plans, forecasts and results:

Each Segment Manager is responsible for preparing the detailed financial and operating plans for their segment, providing periodic forecasts, and delivering operating results. Within the context of the long-term segment growth goals which have been established by our Fortune Brands CODM, each Segment Manager develops an annual operating plan which addresses customer growth goals, new product initiatives, market share initiatives, manufacturing productivity goals, global supply chain initiatives, asset returns, capital spending and free cash flow generation targets. These segment level goals are then reviewed with the Fortune Brands CODM, and subsequently reviewed at the BOD level. On a monthly basis, each Segment Manager provides financial forecast updates. Each quarter, the Segment Managers meet individually with the CODM to discuss the segment results for the quarter, the outlook for the coming quarter, and to provide an update on key segment goals and initiatives.

Annual incentive compensation of each of the Segment Managers is based exclusively on the performance of each operating segment. Approximately 60% of Segment Manager’s long-term incentives is based on segment long-term performance and approximately 40% on total Fortune Brands performance. No Segment Manager’s compensation is tied to any individual component of the segment.

We believe that each of our Segment Managers meet the FAS 131 paragraph 14 definition of a Segment Manager since, as evidenced above, each is responsible for all aspects of their segment, including day-to-day operations and financial results, plans and forecasts. Consistent with paragraph 13 of FAS 131, we believe the existence of managers responsible for the segments establishes that the Company has three operating segments.

The BOD is provided with key financial data (sales, operating income, working capital efficiency and return on net tangible assets) for each of the three operating segments and Fortune Brands on a consolidated basis. The Segment Managers attend the BOD meetings, as appropriate, to present the operating and financial results, forecast and strategic plans for their respective segments. This is supplemented by discussion, as appropriate, among the CODM, Fortune Brands’ CFO, three Segment Managers and the BOD. Here again, we believe consistent with paragraph 13 of FAS 131, both the information presented to the BOD and the level at which performance and strategy are discussed establishes that the Company has three operating segments.

Based on the foregoing, we believe that our identification of operating segments, based on the manner in which our CODM makes decisions about resources to be allocated to the segments, the manner in which he determines strategy, establishes financial and operating goals and assesses the performance of the segments, and the overall organizational structure by which we operate the Company, is appropriate and is in accordance with paragraphs 10 through 15 of FAS 131.

Determination of reportable segments:

We determined our reportable segments in accordance with paragraph 16 of FAS 131. We have separately reported each operating segment that has been identified in accordance with paragraphs 10 through 15 of FAS 131. No operating segments have been aggregated.

6.	Please disclose the types of amounts included in corporate expenses and assets for each period presented. Please disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131. Please also discuss the business reasons for fluctuations in these amounts in MD&A subsequent to your discussion of results of operations by segment.

Response:

Corporate expenses include salaries, benefits and expenses related to Corporate office employees and functions that benefit all operating segments. Corporate assets include cash, certain receivables related to taxes and insurance claims, and the cash surrender value on life insurance policies. Allocating these indirect costs and assets to operating segments would require an imprecise allocation methodology. Corporate assets and expenses do not include assets or expenses directly allocable to the reportable segments. Treatment of these costs as unallocated corporate expenses and assets is consistent with the way they are managed by the CODM and is consistent with FAS 131 paragraph 11. There are no amounts that are the elimination or reversal of transactions between reportable segments. We will include a discussion of the reasons for fluctuations in Corporate expenses in the MD&A in future filings.

Our disclosures on fluctuations in Corporate expenses in the 2005 Form 10-K MD&A would have been:

2005 vs. 2004:

Corporate expenses, which include salaries, benefits and expenses related to corporate office employees, increased $2.3 million, or 4%, primarily due to higher litigation expenses.

2004 vs. 2003:

Corporate expenses, which include salaries, benefits and expenses related to corporate office employees, increased $6.5 million, or 12%, primarily due to increased directors and officers insurance premiums and higher incentive compensation.

Note 23. Environmental, page 74

7.	You state that in your opinion compliance with current environmental protection laws (before taking into account estimated recoveries from third parties) will not have a material adverse effect upon your results of operations, cash flows or financial condition. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5.

Response:

We have estimates of the cost to remediate every site where we believe we have liability. The sites include our own facilities as well as Superfund sites owned by third parties where it is alleged that our subsidiaries disposed of waste. In addition, each of our subsidiaries has a functioning environmental, health and safety compliance program. Based on our evaluation of the cleanup cost estimates and the compliance programs, we do not believe there is a reasonable possibility that a material loss exceeding the amounts already recognized may have been incurred.

For future filings we will revise the Environmental footnote to the 10-K to read:

We are subject to laws and regulations relating to the protection of the environment. It is not possible to quantify with certainty the potential impact of actions relating to environmental matters, particularly remediation and other compliance efforts that our subsidiaries may undertake in the future due to uncertainties about the status of laws, regulations, technology and information related to individual sites. We are involved in numerous remediation actions to clean up hazardous wastes as required by federal and state laws. Based on our evaluation of the cleanup cost estimates and the compliance programs, we do not believe there is a reasonable possibility that a material loss exceeding the amounts already recognized may have been incurred. Liabilities for remediation costs at each site are based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties.

We will revise the Environmental section of Note 1 to read:

The Company is subject to laws and regulations relating to the protection of the environment. The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. We adjust accruals as new information develops or circumstances change, and accruals are not discounted. At December 31, 2006 and 2005, environmental

accruals amounted to $[            ] million and $41.5 million, respectively, and are included in non-current liabilities on the balance sheet. In our opinion, compliance with current environmental protection laws (before taking into account estimated recoveries from third parties, including insurers) will not have a material adverse effect upon our results of operations, cash flows or financial condition.

8.	Please also provide the additional disclosures called for by SAB Topic 5:Y. On page 37 you state that various of your subsidiaries have been designated as potentially response parties under “Superfund” or similar state laws in 43 instances. You have reached settlements in 27 of these instances. You had accruals of $41.5 million at December 31, 2005 and $46.2 million at December 31, 2004 to cover these matters. In addition to the number of claims pending at each balance sheet date, you should also disclose the number of claims filed, the number of claims dismissed settled, or otherwise resolved, and the average settlement amount per claim for each period presented. You should also disclose the nature and terms of any cost-sharing arrangements you have with other potentially responsible parties and the terms of any insurance or indemnification arrangements. Refer to Questions 2 and 3 of SAB Topic 5:Y.

Response:

As of December 31, 2004 and December 31, 2005, our subsidiaries had 20 and 16, respectively, pending potentially responsible party (“PRP”) designations or claims under “Superfund” or similar laws. In calendar year 2004, we were identified as a PRP in 1 new instance and no PRP claims were dismissed, settled or otherwise resolved. In calendar year 2005, we were identified as a PRP in 1 new instance, 5 PRP claims were dismissed, settled or otherwise resolved, including 3 that were no longer Fortune Brands’ responsibility due to the spin-off of our Office Products segment in 2005. The average settlement amount for the non-Office Products segment matters was approximately $2,600. Our accruals of $41.5 million at December 31, 2005 and $46.2 million at December 31, 2004 cover pending “Superfund” matters in addition to other potential environmental liabilities, such as cleanup and remediation costs of acquired facilities. In most instances where we are named as a PRP, we enter into cost-sharing arrangements with other PRPs. We give notice to insurance carriers of potential PRP liability, but very rarely if ever receive reimbursement from insurance. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other responsible parties or insurance, will not have a material adverse effect upon our results of operations, cash flows or financial condition.

For future filings we will revise the Environmental Matters portion of the MD&A (page 37 of the 2005 10-K) to read:

We are involved in numerous remediation activities to clean up hazardous wastes as required by federal and state laws. Liabilities for remediation costs of each site are based on our best estimate of undiscounted future costs, excluding possible insurance recoveries or recoveries from other third parties. Uncertainties about the status of laws, regulations, technology and information related to individual sites make it difficult to develop estimates of environmental remediation exposures. Some of the potential liabilities relate to sites we own, and some relate to sites we no longer own or never owned. As of [                    ], various of our subsidiaries had been designated as potentially responsible parties (“PRP”) under “Superfund” or similar state laws in [__] instances. We have reached settlements in [    ] of these instances. In calendar year 2006, we were identified as a PRP in [        ] new instance[s], and [        ] PRP claims were dismissed, settled or otherwise resolved. The average settlement amount was $[            ]. In most instances where we are named as a PRP, we enter into cost-sharing arrangements with other PRPs. We give notice to insurance carriers of potential PRP liability, but very rarely if ever receive reimbursement from insurance. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other responsible parties or insurance, will not have a material adverse effect upon our results of operations, cash flows or financial condition. At December 31, 2006 and 2005, we had accruals of $[            ] million and $41.5 million, respectively, to cover environmental compliance and clean up including, but not limited to, the above mentioned Superfund sites.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006

General

9.	Please address the above comments in your interim filings as well.

Response:

Where our responses above contemplate additional or revised disclosures in future 10-K filings, and such additional or revised disclosures are also applicable to interim filings, we will incorporate such disclosures.

* * * *

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/Craig P. Omtvedt

Craig P. Omtvedt

Senior Vice President and Chief Financial Officer